UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 000-30666

NETEASE, INC.

Building No. 7, West Zone

Zhongguancun Software Park (Phase II)

No.10 Xibeiwang East Road, Haidian District,

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NETEASE, INC.

Form 6-K

Signature	Page 3

NetEase Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results	Exhibit 99.1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ Zhaoxuan Yang
		Name:	Zhaoxuan Yang
		Title:	Chief Financial Officer

Date:	February 27, 2020

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